Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	Jurisdiction of Organization
ProKidney Holdings, LLC	Delaware
ProKidney Intermediate Holdings, LLC	Delaware
ProKidney IPCo, LLC	Delaware
ProKidney, LLC	Delaware
ProKidney Acquisition Company, LLC	Delaware
ProKidney Acquisition Company II, LLC	Delaware